UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

On February 11, 2014, Flamel Technologies, S.A., held an Extraordinary General Meeting of the holders of its ordinary shares. Approximately 96% of the outstanding ordinary shares were represented at the meeting. A description of each resolution presented at the meeting was previously provided as Exhibit 99.2 to Form 6-K filed by the Company on January 31, 2014. The voting results for each resolution are listed below:

Resolution		Voting Results
1.	Authorization of issuance of up to 3.0 million ordinary shares represented by American Depositary Shares (“ADSs”) with preferential subscription rights to existing shareholders	For: 24,586,092 Against: 91,072

2.	Authorization of issuance of up to 15.0 million ordinary shares represented by ADSs without preferential subscription rights to a specified class of investors	For: 22,534,501 Against: 2,142,663

3.	Cancellation of preferential subscription rights with respect to any issuance of shares pursuant to Resolution No. 2 above.	For: 22,570,456 Against: 2,106,708

4.	Limit on total ordinary shares to be issued pursuant Resolutions No. 1 and No. 2 above to 15.0 million ordinary shares	For: 24,249,074 Against: 428,090

5.	Authorization of issuance of up to 2.0 million ordinary shares represented by ADSs without preferential subscription rights to a specified class of investors	For: 22,858,826 Against: 1,818,338

6.	Cancellation of preferential subscription rights with respect to any issuance of shares pursuant to Resolution No. 5 above.	For: 22,898,151 Against: 1,779,013

7.	Authorization for increase of share capital reserved for company savings plan.	For: 953,378 Against: 23,723,786

8.	Cancellation of preferential subscription rights with respect to any issuance of shares pursuant to Resolution No. 7 above.	For: 957,482 Against: 23,719,682

9.	Powers for formalities.	For: 24,614,162 Against: 63,002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2014	Flamel Technologies, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer